Filed by State Bank Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Georgia-Carolina Bancshares, Inc.
(Commission File No. 000-22981)

The following is a transcript of the State Bank Financial Corporation second quarter earnings conference call:

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, State Bank Financial Corporation (“State Bank”) will file a registration statement on Form S-4 with the SEC to register State Bank’s shares that will be issued to Georgia-Carolina Bancorp, Inc.’s (“Georgia-Carolina’s”) shareholders in connection with the transaction. The registration statement will include a proxy statement of Georgia-Carolina and a prospectus of State Bank, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus to be filed with the SEC related to the proposed transaction will contain important information about State Bank, Georgia-Carolina and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY/PROSPECTUS) BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank at its website at http://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626. Security holders may also obtain free copies of the documents filed with the SEC by Georgia-Carolina at its website at https://www.firstbankofga.com (which website is not incorporated herein by reference) or by contacting Thomas J. Flournoy by telephone at 706.731.6622.

State Bank, Georgia-Carolina and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Georgia-Carolina in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger will be provided in the proxy statement/prospectus described above when it is filed with the SEC. Additional information regarding each of State Bank’s and Georgia-Carolina’s respective directors and executive officers, including shareholdings, is included in State Bank’s definitive proxy statement for 2014, which was filed with the SEC on April 11, 2014, and Georgia-Carolina’s definitive proxy statement for 2014, which was filed with the SEC on April 14, 2014. You can obtain free copies of this document from State Bank or Georgia-Carolina, respectively, using the contact information above.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this filing (including statements with respect to the merger of State Bank and Georgia-Carolina) are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “intend,” “plan,” “seek,” “believe,” “expect,” “strategy,” “future,” “likely,” “project,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements related to our expectations with respect to the impact of the expiration of our loss share agreements, including our ability to exit loss share coverage successfully, scheduled amortization of the FDIC receivable for loss share agreements and accretion on covered loans, our ability to continue to build our core franchise, our strategic plan, including projections and expectations of future growth, and expectations with respect to our proposed merger transactions, including expectations related to growth in our market share, growth in asset and fee income, cost savings and the expected timing, completion and other effects of the proposed transactions, including the transition of services related to the proposed transactions and our ability to engage in future acquisitions. These forward-looking statements are subject to risks, uncertainties and other factors, such as a downturn in the economy, unanticipated losses related to the integration of, and accounting for, acquired assets and assumed liabilities in our acquisition transactions, access to funding sources, greater than expected noninterest expenses, volatile credit and financial markets both domestic and foreign, potential deterioration in real estate values, regulatory changes and excessive loan losses, and, with respect to the proposed transactions, the inability to obtain the requisite regulatory approvals and meet other closing terms and conditions, as well as additional risks and uncertainties contained in the “Risk Factors” and the forward-looking statement disclosure contained in State Bank’s Annual Report on Form 10-K for the most recently ended fiscal year, any of which could cause actual results to differ materially from future results expressed or implied by those forward-looking statements. All forward-looking statements speak only as of the date of this report. State Bank undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: We note the below transcript references Tom Wylie. The proper spelling should be Tom Wiley.

Start of transcript:

THOMSON REUTERS STREETEVENTS

# EDITED TRANSCRIPT

STBZ - Q2 2014 State Bank Financial Corp Earnings Call

EVENT DATE/TIME: JULY 24, 2014 / 5:00PM GMT

CORPORATE PARTICIPANTS

Joe Evans State Bank Financial Corporation - Chairman & CEO
Tom Callicutt State Bank Financial Corporation - CFO
Kim Childers State Bank Financial Corporation - Executive Risk Officer
Tom Wylie State Bank Financial Corporation - Vice Chairman, President
David Black State Bank Financial Corporation - CCO

CONFERENCE CALL PARTICIPANTS

Jennifer Demba SunTrust Robinson Humphrey - Analyst
Christopher Marinac FIG Partners - Analyst
Kevin Reynolds Wunderlich Securities Analyst
Blair Brantley BB&T Capital Markets - Analyst
Peyton Green Sterne, Agee & Leach - Analyst
Kevin Fitzsimmons Hovde Group, LLC - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the State Bank Financial Corporation results for the second quarter 2014. During the presentation all participants will be in a listen-only mode. Afterwards, we'll conduct a question-and-answer session. (Operator Instructions). As a reminder, this conference is being recorded Thursday, July 24, 2014. And I would now like to turn the conference over to Joe Evans, Chairman and Chief Executive Officer. Please go ahead, sir.

Joe Evans - State Bank Financial Corporation - Chairman & CEO
Thank you, Amanda. Good afternoon and thank you for joining our call. On the call with me today are Tom Callicutt, our Chief Financial Officer, who will discuss the second quarter financial results and Kim Childers, our Executive Risk Officer, who will talk about credit quality and covered asset portfolio. And after our prepared remarks, we'll open the lines for questions. Also in the room with me are President, Tom Wylie, and Chief Credit Officer, David Black, who will be on hand to help field questions.

Second quarter earnings press release, financial supplement tables, and slide presentation that we'll reference on this call are all available in the investors section on our website, statebt.com. As usual, I need to remind you that the comments made on this call are subject to the cautionary note regarding forward-looking statements in the press release and beginning on slide 2 of the slide presentation.

Before I jump into the second quarter results, I'd like to just take a quick look back and look at how this company has changed and evolved over the last five years. And, as many of you on this call know because you here five years ago today, today July 24, 2014 is the fifth anniversary of State Bank. It also marks the expiration of our first commercial loss share agreements. And it's really been an interesting and a good five years for us.

Five years ago today, State Bank and Trust Company acquired the assets and deposits of the six community banks that had been operated by Security Bank Corporation in Macon. It was one of the earlier FDIC-assisted transactions in this most recent financial crisis. Our organizers raised about $300 million and acquired the bank charter of a small two-branch bank in Pinehurst, Georgia to facilitate the transaction.

And, subsequently, we have completed six additional FDIC-assisted transactions; two more in 2009 and then two each in 2010 and 2011. These 12 failed charters totaled nearly $4 billion in assets and over $3.5 billion in deposits and became the foundation for our current banking platform. Then, in October 2012, we added Altera Payroll, which broadened our fee income and payments capabilities and it now constitutes an integral part of our organic growth initiatives.

Then, in April and June of this year, we announced our first two conventional bank acquisitions; Bank of Atlanta and First Bank of Georgia in Augusta, two healthy banks with strong management teams that enhance this franchise value and expand our markets in Georgia.

In general, I just couldn't be more pleased with either the road that we've travelled or where we find ourselves today. When these two pending transactions close, we expect to have the eighth-largest deposit market share in Georgia, which includes a number-one market share in the Macon MSA, a well-established presence in Metro Atlanta, and a new opportunity in Augusta.

We've added $1.2 billion in organic loan growth, maintained exceptional credit metrics, increased non-interest-bearing deposits by 150%, and managed over $1 billion in loss share claims. We've developed what I consider to be world-class treasury services and payments processing expertise and, very significantly, built the risk and compliance infrastructure to support the additional growth that our capital position affords us. Further, I believe that our regulatory relationships have never been stronger. In summary, I'm extremely pleases with our first five years and I look with just great optimism to the future.

Now, turn to slide 4, and I'm very pleased that we closed out our first five years with a really good quarter. We earned $7.5 million in net income, announced two acquisitions, experienced continued solid fundamentals in the core bank. In addition, we increased our quarterly dividend.

The FDIC receivable for the loss share and the related amortization expense both declined in the second quarter. Consistent with comments from the past several quarters, we see the path to the expiration of loss share with great clarity. And, as you can see from the results of this quarter, it continues to wind down to that very smooth landing that we've been looking forward to for so many years.

Now, a bit more on the two acquisitions that we announced this quarter. Bank of Atlanta adds to our market share in Metro Atlanta and should accelerate our growth here by virtue of the scale, visibility, and leadership we're picking up in Midtown Atlanta. We'd like to do as many more Bank of Atlanta type acquisitions as we can find. This is a great transaction for us. It's going to add volume to our existing SBA platform and that should, in turn, lead to greater asset and fee income growth in the future. The transaction has been approved by the Atlanta Bancorporation shareholders on June 25th and we expect Bank of Atlanta will integrate very smoothly into State Bank.

The First Bank of Georgia transaction will expand our footprint into the very attractive Augusta market with a strong banking franchise and a management team that has very deep roots in that market. We really like First Bank's mortgage banking business. We plan on leveraging their platform across the current State Bank footprint. And, very significantly, this is going to accelerate the planned build-out of the State Bank mortgage program and, at the same time, save us considerable expense from having to build infrastructure on our own.

Both these transactions make us better, not just bigger. And that's an important part of our acquisition philosophy. They fit culturally, strategically, make financial sense, and they position us very well for our future growth.

I think it's also worth mentioning our participation in the recently-announced Eastside Commercial Bank failure from this past Friday. We had the opportunity to bid on and successfully acquire loans with a carrying value to Eastside of $42.6 million as part of a portfolio that the FDIC was separately selling from the acquiring institution. From our experience of the past five years, we have some battle-tested expertise in the servicing and the resolution of loans like these and are very pleased to continue finding ways to deploy the talents that we've accumulated.

We have some optimism that, through a variety of avenues, not just bank failures, but also things like 363 bankruptcies and conventional M&A, that we'll have additional opportunity to look at portfolios similar to the Eastside portfolio and continue to add value in this area.

Overall, I think this was a very good quarter. I'm excited about the momentum of the second half of the year. At this point in time, I'll turn it over to Tom Callicutt to talk about the financials and our loss share accounting and will be back to wrap it up at the end. Tom?

Tom Callicutt - State Bank Financial Corporation - CFO

Okay. Thank you, Joe. I'll pick up the presentation beginning on slide 6, which shows our loss share progression since the end of 2012. The indemnification asset decreased by $26 million in the quarter and currently stands at just $39 million. This is down 81% or $171 million year over year.

Of the $39 million IA remaining, $7 million is expected to be collected from the FDIC from second quarter's certificate filings and $20 million is currently scheduled for amortization with an estimated weighted average life of four quarters, leaving only a net balance of $12 million to be collected from the FDIC over the remaining lives of the various loss share agreements.

More than offsetting the expected amortization is $140 million from remaining accretable discount with an estimated weighted average life of 10 quarters. As we've mentioned before, if you simply take the remaining accretable difference minus the scheduled future amortization, there is approximately $120 million of contribution to future revenue that's expected to flow through the income statement based on our current cash flow estimates.

Slide 7 shows the indemnification asset for Security Bank and Buckhead Community Bank, our two largest commercial loss share transactions, along with First Security National Bank, which are the first three to expire. These three banks represent almost $13 million of the total FDIC receivable outstanding at the end of the second quarter, of which approximately $6.4 million is related to 415B non-single-family designations and $6.2 million related to 415A single-family designations.

Of these three charters, nearly $5 million is expected to be collected from the FDIC from second quarter's certificate filings and just over $1 million is scheduled to be amortized. As a reminder, the FDIC receivable totals on this slide for the three charters include both the 10-year 415A single-family and the soon-expiring, five-year 415B non-single-family designations. Although today marks the fifth anniversary of the Security loss share agreements, we will file loss share claims as usual at the end of the third quarter for the Security 415B loans.

As we've said many times before, we remain highly confident in our ability to effectively manage the loss share agreements to expiration. Although the uncertainty of timing of customer behavior and its effect on loan pool closings will continue to create some degree of quarter-to-quarter volatility. On a personal note, I really look forward to the time when these issues are so immaterial that they don't warrant discussion.

Moving on to slide 8, net interest income for the second quarter was $33.1 million, which was down from the first quarter of 2014 due to lower accretion income as a result of covered loan pools closing out in the first quarter.

Total interest income on non-covered loans was up slightly in the second quarter despite compression in non-covered loan yields due to payoffs of higher-yielding commercial real estate loans originated much earlier in State Bank's five-year life, as well as lower yields on new originations.

Even with the yield compression, our non-covered loan yield of 5.20% on top of our strong credit quality metrics still compares very favorable to peer group loan yields. Additionally, interest expense continues to tick lower, reflecting our continuously improving deposit mix, which contributes to a lower cost of funds.

Continuing with slide 8, non-interest income excluding the indemnification asset amortization was $3.3 million in the second quarter led, in part, by higher service charges, ATM, and other fee income. Additionally, Altera Payment Solutions had another solid quarter, posting a $117,000 year-over-year increase. This comes on the heels of a record first quarter, which is typically very strong due to the seasonality related to annual tax filings.

The chart on the bottom right of this slide shows our net revenue contribution from the covered portfolio or accretion income net of amortization of the FDIC receivable, which totaled over $15 million in the second quarter.

Moving to slide 9, total non-interest expense for the quarter was $22.1 million, down $1 million from $23.1 million in the first quarter of 2014 and down $3.4 million from the year-ago level. In the second quarter, salaries and benefits declined $502,000 to $14.6 million and loan collection and

OREO cost declined $656,000 linked quarter as we experienced net gains on sales of OREO properties in the quarter. Also in the second quarter, we reported approximately $265,000 in merger expenses related to the two pending acquisitions.

Now, turning to slide 10, we increased period income from non-covered loans a net $63.4 million from the first quarter of 2014. And non-covered loan as a percent of total gross loans now represent 85.3% at the end of the second quarter. Our covered loan balance declined 37% or $122 million year over year and now stands at $211 million as covered loans continue to be resolved.

Additionally, moving to slide 11, although period-end non-interest-bearing deposits dipped this quarter, we continue to experience solid growth in average non-interest-bearing deposits, which increased for the ninth consecutive quarter and were up $24 million in the quarter and over $55 million from the same quarter last year.

Non-interest-bearing deposits comprised roughly 22% of total deposits at the end of the quarter, effectively doubling the level from just three years ago. Our deposit funding mix continues to improve, contributing to our low cost of funds of 35 basis points, which was down 2 basis points from the previous quarter as well as the year-ago period.

This concludes my remarks and I'll now turn the discussion over to Kim.

Kim Childers - State Bank Financial Corporation - Executive Risk Officer

Tom, thank you and good afternoon, everyone. I'll begin my comments by reviewing the non-covered portfolio on slide 12.

As our non-covered portfolio continues to grow, its performance remains very good and we have now experienced net recoveries on non-covered assets in six of the past seven quarters. Non-covered NPAs declined to $2.7 million as non-performing loans and ORE both decreased. Non-performing, non-covered loans declined to $1.9 million and represent 16 basis points of total non-covered loans, while the non-covered ORE balance remains low at less than $1 million.

In the second quarter of 2014, we recorded a provision for loan losses on non-covered loans of $1 million, primarily due to the organic loan growth in the quarter. The non-covered allowance as a percent of non-covered loans stands at 1.45% and, at the end of the second quarter, exceeded non-covered NPAs by over 6.5 times.

Turning to slide 13, our covered ORE balances were down 38% in the quarter and 56% year over year, ending the second quarter at just over $23 million. Roughly 97% of our ORE balances are covered by the FDIC and, essentially, all new inflows in the quarter were covered.

Our Special Assets division continues to be well on track as it resolves problem assets and, as depicted in the two charts on the bottom of the slide, covered ORE outpaced new ORE inflows for the third consecutive quarter. 143 ORE parcels were sold in the second quarter versus 38 new parcels being transferred into ORE status. Year to date, ORE outflows have far exceeded inflows by a count of 244 to 95. In the second quarter, our provision for loan losses on covered loans was a negative $299,000 due to better than expected performance in the covered portfolios.

Finally, as loss share will expire on eight of our 12 covered commercial portfolios during 2014, our balance sheet is well-positioned to handle these expirations in an uneventful manner. These eight portfolios totaled approximately $2 billion at acquisition and, as of the second quarter of 2014, they had an aggregate carrying value of $110 million. Of that amount, $15 million is ORE, which is booked at or below disposition appraised value, and we continue to experience satisfactory sales activity.

Of the $95 million of loans in these eight portfolios for which loss share expires this year, $65 million have underlying borrowers who are performing and are being serviced by lenders within our branch network, with $30 million being serviced by portfolio managers within the Special Assets division. As the expiration of loss share approaches on our commercial portfolios, we find that the attentive servicing of these portfolios over the five-year loss share horizon is resulting in a very successful conclusion to the loss share period.

I'll now turn our discussion back over to Joe to wrap up.

Joe Evans - State Bank Financial Corporation - Chairman & CEO
Thank you, Kim. As I said earlier, I'm very pleased with the results of our second quarter, pleased with the transactions that we have announced, and the talent that will be joining State Bank with these two pending mergers. Also, just want to reemphasize how well-prepared we are for the expiration of our largest commercial loss share agreements and, as we continue to wind down what's been a great very profitable chapter in the building of State Bank.

With that being said, Operator, you can open the line for questions.

QUESTIONS AND ANSWERS

Operator

Thank you, Sir. (Operator Instructions). Jennifer Demba, SunTrust Robinson Humphrey.

Jennifer Demba - SunTrust Robinson Humphrey - Analyst

Good afternoon.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Hello, Jennifer.

Jennifer Demba - SunTrust Robinson Humphrey - Analyst

Two questions. Just if you could give us a little more color on the source of your loan growth, geographically and by category.
And then my second question relates to expenses. Joe, you've done a great job of improving expenses. I'm just wondering how much farther you can go on a core basis, ex the acquisitions you're about to close. Thank you.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Sure. Let me start with the back end first and Tom Wylie's with me. I will let him talk a bit about the loan growth.

But I think we still have some steady improvement to be made with the expense structure. We invested heavily in building processing systems and compliance systems that we think have significant scalability and are growing into the functionality of that. And I think we'll continue to find ways to make improvements in the way that we exercise controls and manage risks in just an increasingly more cost-effective manner.

I think we will continue to find better mixes of traditional delivery and electronic delivery in the way we gather deposits and service employees. All in all, we're maturing with our information systems. That's giving us better ability to really zero in, from a cost and revenue accounting standpoint, to more clearly understand the correlation of costs and revenues and better surgically target the things that just simply don't make us money.

But, while there's no great expense purge in the offing, I think, with the succeeding quarters and years with the scale that Bank of Atlanta and First Bank add to us, I think we'll continue to mature as a company and with that maturity is going to come progressively better efficiency.

Tom, you want to talk about the lending activity? And you and David both chime in on this.

Tom Wylie State Bank Financial Corporation - Vice Chairman, President

Sure. Well, it's no secret that our Commercial Real Estate group has been very successful for us for the past three to four years. But, I'm happy to report we had an excellent quarter in middle Georgia in our C&I growth in the portfolio. The Private Professional Banking group that we put in place about 18 months ago is showing some significant growth. As well as our, particularly in Metro Atlanta, C&I is Buckhead and Alpharetta.

We still have some opportunities in other markets we serve, but I've been really, really pleased, given the competitive environment, the pricing pressure that's out there, and expect to see those markets that have not performed for us to pick up in the coming quarters.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Let me add something just from a competitive philosophy standpoint. And this probably translates into some of the yield compression that you see in the near term.

We're starting to think about 2015 and 2016 and have the capacity to get very competitive on variable-rate relationships that are high quality with the expectation that somewhere, hopefully in my lifetime, we will see a rising rate environment. And again, there's some very intentional seeking of those high-quality, variable-rate relationships that, quite honestly, don't add a tremendous amount to the margin or the bottom line in the here and now. But we believe that, as we migrate back toward rates that are more normal by historical standards that they'll contribute to some margin expansion down the road.

Jennifer Demba - SunTrust Robinson Humphrey - Analyst

Thanks very much.

Operator

Christopher Marinac, FIG Partners.

Christopher Marinac - FIG Partners - Analyst

Thanks, good afternoon. Joe and team, as you look at the loans that are transitioning out of loss share coverage now, here in July, what is the likelihood for those loans to pay down at all in the next couple of quarters? Do you have any visibility in how sticky those will be with you? And, just curious on how those yields will hold as time passes.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Well, Chris, for the performing part of that portfolio, you've got to remember, we've had those loans for five years and don't have any expectation of them paying down any faster in the next couple of quarters than they have to date. The portion that Kim mentioned, being serviced in the branches are, from a functional standpoint, just like any other loan. And there is really no expectation that they pay off any faster than any other relationship in the Bank. If they stuck with us for the past five years, I would chalk them up as being reasonably sticky.

Christopher Marinac - FIG Partners - Analyst

Got it. Okay. And then I guess a follow-up just has to do with some of the pace of the loan growth you saw this quarter. Do you feel that that is sustainable? Will we see, I guess, volatility on the percent or on the dollar amount in loan growth quarter to quarter?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

When we talk about loan growth, there are two pieces of it. One is the pace of originations. Second is the pace of payoffs, which particularly comes from the real estate sector. As you know, with the run up in real estate prices and the success in the recovery of the Atlanta real estate market, there are a lot of developers, particularly those folks that targeted underperforming projects through the downturn, that have stabilized and matured those properties and are looking for exits either as a sale or a refinance into the capital market. So, there is ongoing pressure to keep the portfolio whole with new originations. The new originations continue at a very brisk pace.

The exits; hard to predict. We know that there will be some and, as you look back over the past several quarters, fourth quarter was a quarter in which we, quite honestly, had more exits than we had income, but that pace of origination has been consistently brisk, pretty consistently. I don't see anything that's causing me to think that the pace of origination is going to slow up.

Now, as I alluded earlier, particularly in the non-real-estate space, those originations are pretty pricey. And our belief is that the wisdom of pursuing those lower-yielding, higher-quality originations in the current environment is the belief that; one, we're not going to be in this interest rate environment forever and that they bring quality relationships to the table that, over time, become significantly more profitable than they are the day they walk in the door. Does that give you enough color?

Christopher Marinac - FIG Partners - Analyst

Yes, that's super. Thank you very much.

Operator

(Operator Instructions). Kevin Reynolds, Wunderlich Securities.

Kevin Reynolds - Wunderlich Securities - Analyst

Thank you. Good afternoon, Joe and everybody.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Hi, Kevin.

Kevin Reynolds - Wunderlich Securities - Analyst

A question on -- we've talked about loan growth and all, but two questions for you actually. One is competitive landscape and just if you could talk about the tone and approach, perhaps, of your competitors. I know that, generally speaking, it seems that the economy is getting better. Does that make you competitors out there more or less aggressive as we went through Q2 and you look out into the second half of the year?

And then a second question, I guess unrelated to that is, with the significant of excess capital on the balance sheet, we know you've got a share-moving opportunity on the organic loan side. You still have a number of possibilities on the acquisition front. But, what is it that happens in your mind or what triggers a decision to deploy capital differently, whether it would be in the form of a special dividend or share buybacks or something along those lines?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Well, as to the deployment of the excess capital, that's something that we just have as an ongoing thought process. I think we've pretty consistently said that, as we approach the end of this year, that those thoughts will probably be brought into greater focus; that, as we come down, that this year will be a year that we aggressively assess the strategic opportunities in M&A and that, by the time we get to the end of the year, we'll have a pretty clear sense of what level of capitalization we have the opportunity to effectively deploy and what's there that we can potentially return to our investors one way or the other.

So, I'm still operating under that timetable and it's something that; one, we give ongoing thought to, but I'm still working on approximately that timetable that we've talked about previously.

Kevin Reynolds - Wunderlich Securities - Analyst

Okay. And then on the competitive landscape.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Tom will talk about the competitive piece.

Tom Wylie - State Bank Financial Corporation - Vice Chairman, President

Yes. It's clearly, as the health of banks has improved, the competition is going to increase. I will also add it's interesting that it's not any one particular bank. When we're competing on a deal, it's typically, it could be a super H&L, it could be a regional-sized bank, it could be a community-sized of bank.

I think, from the standpoint of; if there is concern, it is banks willing to go longer, perhaps loosen their covenants somewhat, and pricing is always a consideration. But, I do not hear from our bankers that we can't be competitive in those opportunities that we choose to pursue.

David Black - State Bank Financial Corporation - CCO
Hi, it's David. Just to add to that. I think the point that Tom closed with; be competitive on those opportunities you choose to pursue. This is not an environment where anybody ought to be out there chasing loans just for the sake of chasing loans. This is not an attractive lender environment. The loans that we choose to be competitive on are loans that we believe will improve in profitability and bring a high-quality relationship that will bear out over time. But, if you were just purely out there looking for transactions for the purpose of padding your balance sheet, I think you might be chasing assets at the wrong time.

Kevin Reynolds - Wunderlich Securities - Analyst

So, Joe, I guess one follow-up to that, I guess tackling it from the other side of the balance sheet. I've heard you say that a key part of what you guys do is to sort of lead with deposits and I guess, specifically, sort of sophisticated treasury management and then follow up with the loan relationship down the line. Do you think you're having any more or less success with that, just sort of as we go day to day. Is it breaking your way competitively on the right-hand side?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

It's steady. It's steady. It's certainly a better way of opening a discussion with a new relationship. It's better than saying; hey, let me see if we can make your loan cheaper. It certainly is a different approach to come in and say; we'd sure like to look at your payments processes and your payroll processing and see if we can find a way to save you some money, particularly when we have the ability to link analysis charge to include payroll processing.

And, in many cases, the ability to include payroll processing and have the company pay for it out of their analysis charge is a real hard-dollar cost saving to a potential client. And, in this environment where, as I said earlier, it is not a particularly exciting lending environment, it sure is nice to have another way of initiating the discussion.

Kevin Reynolds - Wunderlich Securities - Analyst

Okay, thank you very much.

Operator

Blair Brantley, BB&T.

Blair Brantley - BB&T Capital Markets - Analyst

Good afternoon, everyone.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Hey, Blair.

Blair Brantley - BB&T Capital Markets - Analyst

A couple different questions here. First, on the provision and the loan loss reserve levels. I was kind of surprised to see it actually increase this quarter. Can you speak more to that, given how clean the asset quality has been? And kind of what was that going forward?

Kim Childers - State Bank Financial Corporation - Executive Risk Officer

Yes. Blair, this is Kim Childers. And the allowance methodology that we deploy is largely driven -- it's largely driven at this point in time where there's significant qualitative factors as well as quantitative factors that are included in it. And the increase was largely driven solely by the growth in the portfolio as opposed to any charges that were against the allowance. And, at this point in time, we continue to evaluate, on a quarterly basis, any changes in those qualitative factors. But, with that having been said, we basically virtually maintained the same percentage of loans that we had had in the prior quarter.

Blair Brantley - BB&T Capital Markets - Analyst

Alright. I guess I was --

Kim Childers - State Bank Financial Corporation - Executive Risk Officer

It was the increase in outstandings that drove it up.

Blair Brantley - BB&T Capital Markets - Analyst

Okay. Yes, I guess I was just a little bit surprised given net recoveries again and, obviously, very little non-accrual loans. Is there an issue with the re-grading that's keeping it --?

Kim Childers - State Bank Financial Corporation - Executive Risk Officer

There's not been any deterioration in the portfolio that has caused that.

Blair Brantley - BB&T Capital Markets - Analyst

Okay.

Kim Childers - State Bank Financial Corporation - Executive Risk Officer

And as we continue to have good experience within the portfolio over time, if that continues, that will ultimately make it into the allowance.

Blair Brantley - BB&T Capital Markets - Analyst

Okay.

Kim Childers - State Bank Financial Corporation - Executive Risk Officer

And impact its calculation.

Blair Brantley - BB&T Capital Markets - Analyst

Okay. Thank you on that. And then, regarding loan growth, can you give us an idea of what the new yields are being put on for this quarter? And how much of that was variable rate?

David Black - State Bank Financial Corporation - CCO
Yes. Blair, this is David. I don't have the specific percentages in front of me, but it's largely variable rate. What larger fixed rate pricing we do, we swap it with a nice maturity so it effectively acts like a variable rate even though we're providing that product to the customer.

Blair Brantley - BB&T Capital Markets - Analyst

Okay. But, no sense of what the average yield was relative to the current yield for the quarter? Just trying to get a sense as to what the real difference is.

Tom Wylie - State Bank Financial Corporation - Vice Chairman, President

This is Tom. About 4%.

Blair Brantley - BB&T Capital Markets - Analyst

Okay.

Tom Wylie - State Bank Financial Corporation - Vice Chairman, President

We get a little higher yield on commercial real estate, lower yields on C&I. And that's just a factor of our environment.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Blair, let me add one comment to Kim's comments about the loan reserve. One thing that we are very cognizant of is that this is a young portfolio that has been put together over the course of improving economic circumstances. And I think it is very appropriate that some of those qualitative judgments have an appropriate dose of conservatism in them. We're not looking at a20-year portfolio. We're looking at a portfolio that's been put together over five years.

Blair Brantley - BB&T Capital Markets - Analyst

Okay, makes sense. And then, Joe, one question with capital. What are your thoughts on buybacks here with the stock at the current level?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Well, the problem that we're running into with buybacks is, as active as M&A discussions have been this year and continue to be, it's difficult to find windows that the lawyers bless our being involved. And that has been, as you look back over the course of this year, there was some times that we were beating ourselves for not being able to be buying our stock in. But, we are somewhat victims of legal advice in that area.

Blair Brantley - BB&T Capital Markets - Analyst

Okay. Thank you very much. I'll jump out.

Operator

(Operator Instructions). Peyton Green, Sterne Agee.

Peyton Green - Sterne, Agee & Leach - Analyst

Yes. Good morning, Joe.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Hi, Peyton.

Peyton Green - Sterne, Agee & Leach - Analyst
I know this has been touched on a little bit, but I guess my question comes from -- I mean certainly a great job over the past five years and really much, much longer than that, as I remember the days at Bank Corporate Georgia. But I guess my question is, you've had success in growing the equity base from roughly $300 million to $436 million, $440 million, something like that, over the past five years. On a pro forma basis, you'll have an asset base of about $3.3 billion. And I guess my question is; is what do you think is an acceptable ROA on that asset base? And then how long will it take you to get there?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Well, our near-term driving goals are to make sure that in a post-loss-share world, we're able to earn 1% or better. Now, I believe that, given the length of the tail that we have with the remaining accretion from the covered portfolio, our belief that we can keep the distressed debt acquisition and resolution business going, albeit at a smaller scale, I think it will continue to meaningful. It's certainly not my intention to see us fall below 1% from this point forward.

The timing issues there are that we've got to continue to build the non-covered portfolio. I think if we keep building it at the pace that we've been doing it, that we'll be on a positive path. As I mentioned earlier, I think we can progressively get more efficient. I think that we'll grow our payroll business into a more significant piece. I'm really excited about the mortgage banking resources that First Bank brings to the table. We are only nominally in the mortgage business and Metro Atlanta is a big market for that. That all of these pieces coming together, that there are just a lot of positive moving parts that are taking us in that direction.

Not to mention, I was extremely pleased to pick up that portfolio from the Eastside Bank earlier. Distressed debt has been an area of expertise of this team for better than 30 years. And in a world there are not many attractive asset classes, I still find appropriately-marked distressed debt being an attractive asset class.

I have a great deal of optimism that the progress that we're going to make on the continued build-up combined with the longer tail, the slower decline of the remaining covered assets, and a continued level of activity in the distressed debt acquisition and servicing space is going to keep us in that range.

Peyton Green - Sterne, Agee & Leach - Analyst

Okay. And then I guess, does the 1%, is it incumbent that you get the $500 million of overnight funds deployed?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

No.

Peyton Green - Sterne, Agee & Leach - Analyst

Or you can do it even with the $500 million in overnight at a quarter?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Alright. Well, certainly the best way that we'll deploy that $500 million is to continue to grow organic loans. And that's factored into in that transition.

Peyton Green - Sterne, Agee & Leach - Analyst
Okay. I mean I guess I'm just looking back year over year. But I mean the cash balance continues to build and so did loans. And I guess, at what point do you just say we're not going to (inaudible) --

Joe Evans - State Bank Financial Corporation - Chairman & CEO
Yes. As I said earlier, in a more attractive asset priced environment I think we would find more things more attractive than overnight money to invest in.

Tom Callicutt - State Bank Financial Corporation - CFO

Right. And, Peyton, this is Tom. You should have seen that we did grow the investment portfolio this quarter. But, it's not great earning checks because we're not going to go out very far on it, but at least it's better than overnight.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Right. There is some bit of a bet on the future in everything we're doing right now; that there will be a better opportunity to deploy assets, whether that's investments or loans, somewhere in the future that's better than it is today.

Peyton Green - Sterne, Agee & Leach - Analyst

Yes. No, I mean I'm not disagreeing with you, but I guess, if you look at any swap rate year over year, even two and three year swap rates are up pretty meaningfully compared to where they were a year ago. And you keep building cash. It just doesn't argue with the return that gets to a decent return on equity and it's going to make it -- it just seems like it's going to make it hard for the stock to work.

Tom Callicutt - State Bank Financial Corporation - CFO

We hear you.

Peyton Green - Sterne, Agee & Leach - Analyst

Okay.

Operator

Kevin Fitzsimmons, Hovde Group.

Kevin Fitzsimmons - Hovde Group, LLC - Analyst

Hey, good afternoon, guys.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Good afternoon.

Kevin Fitzsimmons - Hovde Group, LLC - Analyst

Just a few quick questions. One on the expense run rate. Joe, there's been a couple questions on expenses, but one of the things that I always looked out and thought, especially when the loss share was going away, was that we were going to see that expense rate coming down a little more meaning fully because I remember in the past you talking about the size of your Special Asset group and how it's not going to be needed, especially when you start getting some of these larger loss share agreements to expire. But, is that maybe something that's going to stay around a little longer, especially with your comments about willing to pursue some of these distressed loan portfolios and just how to look at that? Thanks.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Kim, why don't you take that one?

Kim Childers - State Bank Financial Corporation - Executive Risk Officer

Yes. Kevin, we've had significant, significant curtailment in the size of Special Asset group and we're down far more than 50% of what it was at one time. But, one of the things that we've done is that, as we've contracted in that space, we've also been building the offense in the organic bank and adding production capacity there in anticipation of continuing to grow the organic portfolio.

As far as the size of our Special Asset department as it sits today, we're well-positioned as we are now at this state to take on additional assets. And, even as we go down the road, there's the potential for some more contraction within Special Assets and still be able to take on additional portfolios as we find opportunities to acquire those.

And one of the things that we also have been hesitant to do is to cut the Special Asset department to the bone because what we don't want to do is to cut it and not be prepared to be opportunistic when opportunities arise. And we do have enough resources to be opportunistic at this time. So, we continue to evaluate that as we go forward and there will be more opportunity for further contraction, certainly if we don't pick up additional portfolios to add.

Kevin Fitzsimmons - Hovde Group, LLC - Analyst

Okay, great. That's helpful. One quick follow-up, Joe, on M&A. There's been a few questions on capital deployment. But how should we look at -- there's two pending deals right now. Granted, not very large-sized deals and you still have a lot of excess capital to put to work and you mentioned that conversations are ongoing. But, how do we look at the regulatory aspect of it?

I mean, with two deals pending and I know there's a lot more scrutiny on the larger bank size. But do you feel you're sort of one the sidelines until you at least get those closed? And then would you have a little more focus on doing something larger if the regulators are putting a curb on the number of deals you're doing at once? Thanks.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

As I said on the call last quarter, I don't think that the regulatory world will be the constricting point on the pace of our M&A. The Bank of Atlanta deal should close and integrate very quickly. If we were on the cusp of another announcement and announced it today, I would be able to do that with a great deal of confidence that, before that deal ever got far enough along to be in front of a regulator, that we will have sufficiently put the ones in process to rest that they shouldn't slow up our next deal.

As to thinking about a larger deal, you know the universe out there as well as I do. There are not a hell of a lot of larger deals out there in the first place. And when you start mapping compatibilities, you start mapping pricing considerations, you start mapping social issues, there's no low-hanging fruit out there in the larger deal space. It would be exciting to find a billion-dollar deal at a great price with a highly compatible integration. If that deal is out there, we would have announced it by now.

But, time and circumstances change and the motivations of banks change. And we remain as interested as we ever have been in finding a deal that's at a bit larger scale than what we've announced, but we also are very happy at a very regular pace to keep hitting singles.

So, as I've said before, there are no easier answers in the M&A world and you look at a lot of things to make one work.

Kevin Fitzsimmons - Hovde Group, LLC - Analyst

Okay, great. Thank you very much.

Operator

Blair Brantley, BB&T.

Blair Brantley - BB&T Capital Markets - Analyst

Great, thank. Yes, I have one quick question. Back to what Peyton was getting at. What would be a comfortable loan-to-deposit ratio for you guys down the road?

Joe Evans - State Bank Financial Corporation - Chairman & CEO

It's so much higher than where we are right now that I haven't thought about that. Yes, I don't know. I'd be pulling the number out the hat. Right now, the focus is; let's get it up. I look forward to a point in time that we start to think that we're getting pretty close to the limit.

Tom Callicutt's writing a number down for me. Tom Callicutt's telling me 80% is a good number.

Blair Brantley - BB&T Capital Markets - Analyst

Okay, thank you very much.

Operator

Christopher Marinac, FIG Partners.

Christopher Marinac - FIG Partners - Analyst

Thanks. Joe, let's just talk about the opportunity set with First Bank in Augusta to book loans with customers who could be larger than the Bank currently has.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Tom, why don't you take that one?

Tom Wylie - State Bank Financial Corporation - Vice Chairman, President

That was an obvious consideration, we first opened talks with First Bank and the answer is, yes. Clearly there are relationships that Remer Brinson and his team have called on over the years, but just did not have the capacity. In fact, we participated in a few of those transactions to allow him to do so. But, as you know that's only in the C&I world. It is more difficult to participate in the CRE world. So, it's clearly there.

But, Joe has also mentioned a couple of times that mortgage opportunity, to scale what they have in Metro Atlanta with our Homebuilder Finance group that currently we don't any mortgage business, but with their expertise, is a huge piece. Our treasury capabilities in Augusta where we find the competitive market is not as robust, our payroll opportunities to basically add additional services to their bankers' quivers. We are very, very optimistic that we're going to make a difference for First Bank and that's been the indication since we first started discussing.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

You know, Chris, something that is significant to me is all of those revenue synergies were not modeled into the deal. Our attitude was that; let's first and foremost, let's buy a bank that, as long as we don't screw it up, is a good return. Then, if we are able to execute on those revenue enhancements that Tom mentioned, then I think we can turn a good investment into a great investment. We've got a lot of optimism about the way this is going to come together.

Christopher Marinac - FIG Partners - Analyst

Good. Thank you, Tom. Thank you, Joe.

Operator

And, gentlemen, we have no further questions on the telephone lines. I'll now turn the call back to you.

Joe Evans - State Bank Financial Corporation - Chairman & CEO

Good. Well, thank you all. As I said earlier, it's great to close out our fifth year with a solid quarter. I feel really good about where we are with the expiration of loss share and feel really good about the opportunities that we see in front of us and both the people and financial capabilities that we've got to address them. So, look forward to talking with you again at the end of next quarter. Thank you. Goodbye.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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